Filed by Atlantic Capital Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Security Group, Inc.

Commission File No.: 000-49747

Date: June 23, 2015

Atlantic Capital Bancshares, Inc. Investor Presentation

Proprietary & Confidential June 2015

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This presentation reflects the current views and estimates of the management of Atlantic Capital and First Security. These forward-looking statements are subject to a number of factors and uncertainties which could cause Atlantic Capital’s, First Security’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Atlantic Capital nor First Security assumes any duty to update forward-looking statements. In addition to factors previously disclosed in First Security’s reports filed with the SEC and those identified elsewhere in this presentation, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Atlantic Capital and First Security and between Atlantic Capital Bank and FSGBank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Atlantic Capital’s and First Security’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Atlantic Capital’s and First Security’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Atlantic Capital and First Security may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Atlantic Capital’s shareholders or First Security’s stockholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; (20) competition from other financial services companies in the companies’ markets could adversely affect operations; and (21) Atlantic Capital may not be able to raise sufficient financing to consummate the merger. Additional factors that could cause First Security’s results to differ materially from those described in the forward-looking statements can be found in First Security’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Atlantic Capital, First Security or the proposed merger or other matters and attributable to Atlantic Capital, First Security or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Atlantic Capital and First Security do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Proprietary & Confidential 2

FORWARD-LOOKING STATEMENTS (CONTINUED)

ADDITIONAL INFORMATION ABOUT THE ATLANTIC CAPITAL/FIRST SECURITY MERGER TRANSACTION

This presentation relates to the proposed merger transaction involving Atlantic Capital and First Security. In connection with the proposed merger, Atlantic Capital and First Security have filed a preliminary joint proxy statement/prospectus on Form S-4 and other documents with the Securities and Exchange Commission (the “SEC”).This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC CAPITAL, FIRST SECURITY AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be delivered to shareholders of Atlantic Capital and stockholders of First Security. Investors will also be able to obtain copies of the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Copies of documents filed with the SEC by Atlantic Capital will be available free of charge from Carol Tiarsmith, Executive Vice President and Chief Financial Officer, Atlantic Capital Bancshares, Inc., 3525 Piedmont Road, NE, Suite 500, Atlanta, Georgia 30305, telephone: (404) 995-6050. Documents filed with the SEC by First Security will be available free of charge from First Security by contacting John R. Haddock, Executive Vice President and Chief Financial Officer, First Security Group, Inc., 531 Broad Street, Chattanooga, Tennessee, telephone: (423) 308-2075.

Atlantic Capital, First Security and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Capital and the stockholders of First Security in connection with the proposed merger. Information about the directors and executive officers of Atlantic Capital will be included in the joint proxy statement/prospectus for the proposed transaction. Information about the directors and executive officers of First Security is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 29, 2015. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction is included in the joint proxy statement/prospectus (or will be included in amendments or supplements thereto) and the other relevant documents filed with the SEC when they become available.

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Attractive Franchise

Approximately 400 shareholders; 50% individual, 50% institutional

BankCap Partners Stone Point Capital Goldman Sachs Insider ownership 16%

Targeting:

Small to mid-sized enterprises; there are approximately 4,000 companies between $5mm-$250mm in Atlanta MSA

Highly-select group of institutional caliber commercial real estate developers and investors Principals of our commercial clients, professionals and their practices, and other affluent families

Business Mix

6% Corporate Banking

Commercial 36% Real Estate 58% Private Banking

As of 3/31/2015

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Investment Highlights

Organic Growth Story in Desirable Market Disciplined Risk Management Accomplished Management Team Attractive Business Mix Strong Growth Prospects

Opened in 2007 to serve middle market in Southeast US Organically grew to $1.4 billion in assets despite severe market headwinds Well positioned to capitalize on Atlanta market recovery and higher interest rates

Consistently superb asset quality

NPAs/assets have averaged 0.43% since inception

Led by Douglas Williams, former senior Corporate Banking, Capital Markets and Credit Executive at Wachovia Bankers average over 25 years experience

Focused on middle market commercial, emerging growth companies and high net worth clients 58% Corporate Banking, 36% CRE, 6% Private Banking

Initiatives in place to maintain robust top line growth Operating model will produce enhanced efficiencies going forward Prop

Proprietary & Confidential 5

2014 Financial Highlights

$1,315 $1,040 $1,106

Loans Deposits Assets

Mortgage Warehouse Loans $s in millions

$38.4MM Revenue

$7.5MM Net Income $5.3MM Non-interest Income $11.9MM Pretax pre-provision earnings

Net income was $7.5 million, or $0.55 per share Revenue grew 17% over the prior year Non-interest income was up 38% over 2013 Non-interest bearing deposits increased to $320 million or 29% of total deposits Average cost of deposits was 0.29%, down 0.04% from 2013 Net interest income before provision for loan losses was $33 million, up 14% from 2013

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2014 Highlights

Corporate Banking

Corporate Real Estate Finance SBA

Franchise Lending

Payments

$168 million in new commitments originated in 2014

Loans increased 28% year over year

Assembled a 6-person SBA lending team Loan production was $36 million in 2014

Providing innovative, customized lending programs to franchisees and customers of industry-leading franchise concepts and distribution companies On pace to become one of the top 50 banks in the US in ACH origination in 2015 Proprietary & ential

Proprietary & Confidential 7

Q1 2015 Financial Highlights

$1,381 $1,085 $1,149

Loans Deposits Assets

Mortgage Warehouse Loans $s in millions

$10.2MM Revenue

$1.7MM Net Income $1.2MM Non-interest Income $3.0MM Pretax pre-provision earnings

Net income was $1.7 million, or $0.12 per share Revenue increased 19% since Q1 2014 Total loans were up $147 million from the same period last year (excluding Mortgage Warehouse) In the first quarter of the year, $83 million in new commitments were generated; $30 million of those were in the Corporate Bank Deposits were $236 million higher than Q1 2014

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Atlantic Capital Strategy

Become a premier southeastern business and private banking company

Accelerated Organic Growth Mergers & Acquisitions

Investing in people and capabilities to accelerate organic growth and build profitability Results are evidence of meaningful progress Interest rate risk position enhances earning leverage

Announced merger with First Security Group on March 25 Continuing to build dialogue with several prospective strategic partners in Atlanta and across the Southeast Patient and disciplined approach; shareholder perspective

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Atlantic Capital/First Security Merger Snapshot

Headquartered in Atlanta, GA Privately held Single office location Corporate and private banking Atlanta focus

$1.3 billion in assets $1.1 billion in deposits $1.0 billion in total loans

Middle market corporate banking Commercial real estate finance SBA / Franchise lending Private banking Treasury services

Headquartered in Chattanooga, TN NASDAQ listed (FSGI) 26 offices Small business and retail banking Chattanooga and Knoxville focus

$1.1 billion in assets $906 million in deposits $736 million total loans Combined Small business lending Credit tenant loans Mortgage banking Trust and wealth management Retail deposit channel

Headquartered in Atlanta, GA Seeking NASDAQ listing (ACBI) 27 offices (prior to potential consolidations / sales) Expanded footprint along I-75

$2.6 billion in assets $2.2 billion in deposits $1.9 billion total loans

Broad commercial platform Significant fee income businesses Diversified funding mix

(1)Combined results do not include purchase accounting adjustments Financial information as of December 31, 2014

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Atlantic Capital/First Security Merger Rationale

Complementary Business Strengths

Attractive Southeastern Regional Footprint

Strong Risk Management and Leadership Teams

Compelling Financial Results

Atlantic Capital’s Strengths: C&I, CRE and Private Banking; Corporate Treasury and Private Banking Deposits First Security’s Strengths: Small Business and Specialty Commercial Lending; Small Business and Retail Deposit Channel Complementary interest rate risk positions – combined company well situated for rising rate environment 27 offices combined providing core deposit funding along commercially attractive I-75 corridor Atlanta: High density of small businesses and commercial enterprises Chattanooga/Knoxville: Diversified manufacturing and service economies Atlantic Capital has finished past 5 years with NPAs/Assets less than 1% FSGI successfully reduced NPAs/Assets to less than 1% at 2014 year end Highly talented management team combines commercial, small business and retail expertise Merger plan ensures management continuity Enhances both banks’ business plans to expand and diversify revenue opportunities Significant cost saving opportunities provide basis for substantial EPS accretion Retains a significant portion of FSGI NOLs Strong regulatory capital ratios Sustains robust loan origination trends and opportunities in all markets

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Summary of Transaction Terms

Transaction

Holding Company Merger Bank Merger Transaction Value Consideration Mix

Source of Financing

Treatment of Options Pro Forma Ownership

Atlantic Capital Bancshares, Inc. (“ACBI”) merger with First Security Group, Inc. (“FSGI”) FSGI to merge with and into ACBI to create Atlantic Capital Bancshares, Inc.

Atlantic Capital Bank to merge with and into FSGBank N.A. Approximately $159 million in the aggregate

65-70% common stock / 35-30% cash;

FSGI shareholders may elect stock based on a fixed exchange ratio of 0.188 shares of ACBI common stock for each FSGI share or cash equal to $2.35 per share (ACBI plans to register its shares with the SEC and seek a NASDAQ listing concurrent with the closing of the transaction) $25 million common equity private placement at $12.60 per ACBI share from Trident IV funds managed by Stone Point Capital LLC

Remaining proceeds to come from cash and alternative sources of debt financing Existing FSGI options to be exchanged for ACBI options

Based on 30% cash:

ACBI – 63.8%*

FSGI – 36.2%

*BankCap 13.6%; Stone Point 12.9%; Goldman 4.0%

*Stone Point’s pro forma ownership includes 1.125 million shares currently owned plus 1.984 million shares to be issued

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Key Operational Terms

Leadership Board of Directors Headquarters Company Brands

Required Approvals

Target Closing

Chief Executive Officer and Director: Douglas Williams (ACBI) President, Chief Operating Officer and Director: Michael Kramer (FSGI)

8	Atlantic Capital / 5 First Security Chairman: Walter M. Deriso, Jr. (ACBI)

Atlanta, GA (Holding Company) Chattanooga, TN (Bank)

Holding Company: Atlantic Capital Bancshares, Inc. Bank: Atlantic Capital Bank, N.A.

Atlantic Capital Bank and FSGBank will retain their brands in their respective legacy markets Customary regulatory and shareholder approvals of both Atlantic Capital and FSGI shareholders Early Q4 2015

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Pro Forma Financial Results

Key Merger Assumptions Estimated Pro Forma Financial Results

Earnings estimates based on combined management discussions Cost savings estimated to equal approximately 14% of FSGI’s non-interest expense base o Approximately 55% realized in 2016 One-time merger-related expenses of approximately $10.2 million (6.4% of total transaction value) Credit and interest rate marks estimated to total approximately $4.4 million net of $9.7 million reserve Deferred tax asset preservation currently estimated to total $48.8 million(1) New common issued (ACBI) $12.60 per share Subordinated debt issued by ACBI up to $50 million Revenue synergies and additional cost savings identified but not incorporated Projected closing date early 4th Quarter 2015

Prior 2016 EPS guidance of $0.95 to $1.10 will be adjusted for new share count, anticipated reduction of certain non-core earning assets, and 2016 budget planning to include an updated rate forecast, new cost savings estimates, and identified revenue synergies.

Estimated TBV at close approximately $10.60 per share Pro Forma balance sheet

$2.6 billion assets $1.9 billion net loans $2.2 billion deposits $276—$284 million equity

Pro Forma capital ratios – consolidated

CET 1/Tier 1 Risk Based Capital 8.89% – 9.21% Total Risk Based Capital 11.60% – 11.92% Leverage Ratio 8.22% – 8.52%

Pro Forma capital ratios – bank

CET 1/Tier 1 Risk Based Capital 10.08% Total Risk Based Capital 10.64% Leverage Ratio 9.33%

Pro Forma shares outstanding – approximately 24 million (versus 23 million estimated shares in merger presentation)

(1)Based on the highest IRS published applicable tax exempt rate as of March 1, 2015 of 2.67%. The value of the deferred tax asset is subject to future potential adjustments.

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Attractive Market Demographics

Creates a leading middle market commercial bank operating along the I-75 corridor

Atlantic Capital First Security

Atlanta-Sandy Springs-Roswell, GA MSA

Total Population 2014: Approximately 5.6 million 2014-2019E Population Growth: 6.4% projected Median HH Income 2014: $52,533 Total Deposits in Market: Approximately $130 billion

Chattanooga, TN-GA MSA

Total Population 2014: Approximately 544 thousand 2014-2019E Population Growth: 4.0% projected Median HH Income 2014: $41,704 Total Deposits in Market: Approximately $8.5 billion

Knoxville, TN MSA

Total Population 2014: Approximately 855 thousand 2014-2019E Population Growth: 3.1% projected Median HH Income 2014: $44,405 Total Deposits in Market: Approximately $14.7 billion

Source: Nielsen, SNL Financial

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Balanced Business Mix

Private Banking

Residential mortgage Wealth management Trust services

Specialty Lending

SBA loans Franchise loans Credit tenant loans

Community Business Banking

Small business lending Small business office network Mobile banking capabilities

Commercial Banking

Regional middle market corporate banking Commercial real estate Selected capital markets Treasury services

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Attractive Deposit Mix

Atlantic Capital First Security Combined

Brokered Deposits

12% Brokered Deposits Brokered Deposits Time 12% 12% 1% Trans

Trans 30% Trans 36% 33% Time 14%

Time 29%

MMDAs 51%

MMDAs MMDAs 29% 41%

$ in thousands % of $ in thousands % of $ in thousands % of Amount Total Amount Total Amount Total

Transactional $410,747 36% Transactional $277,685 30% Transactional $688,432 33% MMDAs 582,745 51 MMDAs 265,269 29 MMDAs 848,014 41 Time 16,070 1 Time 265,629 29 Time 281,699 14 Brokered Deposits 139,049 12 Brokered Deposits 114,969 12 Brokered Deposits 254,018 12

Total $1,148,611 100 % Total $923,552 100% Total $2,072,163 100% Cost of Deposits 0.29% Cost of Deposits 0.49% Cost of Deposits 0.38%

Note: Data as of March 31, 2015

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Diversified Loan Mix

Atlantic Capital First Security Combined

Cons. & 1-4 Fam Cons. & Other

Multifam Cons. & Other

Other 3% 4% 1-4 Fam

8% C&I 10%

14% 12% 12%

1-4 Fam Multifam Comm RE 26% 6% 13% C&D

7%

C&I 25% Multifam

Comm RE 2% C&I 20% Owner Owner 35% Occupied Occupied 18% 21% C&D

Comm RE

8%

C&D 28% Owner

9% Occupied 19% $ in thousands % of $ in thousands % of $ in thousands % of Amount Total Amount Total Amount Total

1-4 Family $27,566 3% 1-4 Family $193,578 26% 1-4 Family $221,144 12% Multifamily 91,743 8 Multifamily 15,490 2 Multifamily 107,233 6 Comm RE 147,099 13 Comm RE 211,633 28 Comm RE 358,732 20 Owner Occupied 192,122 18 Owner Occupied 161,986 21 Owner Occupied 354,108 19 C&D 99,146 9 C&D 50,912 7 C&D 150,058 8 C&I 376,200 35 C&I 94,954 12 C&I 471,154 25 Consumer & Other 151,374 14 Consumer & Other 29,272 4 Consumer & Other 180,646 10

Total $1,085,250 100% Total $757,825 100% Total $1,843,075 100% Portfolio Yield 3.44% Portfolio Yield 4.53% Portfolio Yield 3.89% NPAs/Assets 0.59% NPAs/Assets 0.81% NPAs/Assets 0.68% 2yr CAGR 17% 2yr CAGR 18% 2yr CAGR 18%

Note: Data as of March 31, 2015; NPAs include performing TDRs Source: SNL Financial

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Merger Priorities

Complete Integration and Realize Cost Savings and Revenue SynergiesIntegrate Organizations with Common Culture

Focus on Key Business Combination Opportunities Achieved Performance Targets

Integrate operating platforms and product capabilities

Divest non-strategic offices in east Tennessee; leverage combined technology and product capabilities for greater efficiency and better service Add middle market corporate banking effort in east Tennessee Begin focused small business effort in Atlanta with limited office footprint Expand mortgage and trust/wealth management effort to Atlanta Articulate corporate mission, values, and cultural aspirations Choose leaders committed to our mission who demonstrate our values and reach for our aspirations Use our talent appropriately and efficiently to build an organization which encourages people to grow and perform at a high level Middle market treasury management opportunities in Tennessee markets Small business, wealth management and mortgage in Atlanta

1.0% ROAA within 24 months

10.0% –12.0% ROATCE within 24 months

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APPENDIX

Management Biographies

Atlantic Capital

Name and Title	Age	Experience
Walter M. "Sonny" Deriso, Jr. Chairman (Non-Executive)	68	• Retired Vice Chairman of Synovus Financial Corp. in Columbus, Georgia. • Former President of Security Bank and Trust Company of Albany, a Synovus bank • Former Partner in the law firm of Divine, Wilkin, Deriso, Raulerson & Fields • Former Chairman of the Georgia Bankers Association • Current Member of the Board of Trustees of Emory University, member of the Board of Directors of Post Properties, Chairman of the Board of the Georgia Regional Transportation Authority (GRTA), Chairman of The Foundation of the Methodist Children's Home of the South Georgia Conference and member of the Board of Directors of the Georgia Chamber of Commerce
Douglas Williams Chief Executive Officer	57	• Chief Executive Officer of Atlantic Capital since its inception • Former Managing Director and Head of Wachovia Corporation's International Corporate Finance Group • Held numerous roles within Wachovia, including Executive Vice President and Head of the Global Corporate Banking Division; Chief Risk Officer for all corporate, institutional, and wholesale banking activities; Executive Vice President and Co-Head of Wachovia's Capital Markets Division and Executive Vice President and Head of Wachovia's US Corporate Banking Division • Chairman of the Community Depository Institutions Advisory Council (CDIAC) of the Federal Reserve Bank of Atlanta and its representative to the CDIAC of the Federal Reserve Board of Governors • Serves on the Boards of the Metro Atlanta Chamber of Commerce, the Georgia Chamber of Commerce, and the YMCA of Metropolitan Atlanta and the High Museum of Art and is a Member of the Buckhead Coalition
Michael Kramer President, Chief Operating Officer	57	• Chief Executive Officer and President of First Security since December and Chief Executive Officer of FSGBank since 2011 • Former Managing Director of Ridley Capital Group • Former Director, Chief Executive Officer and President of Ohio Legacy Corporation • Former Chief Operating Officer and Chief Technology Officer of Integra Bank Corporation • Serves on the Boards of Chattanooga Chamber of Commerce, Chattanooga, United Way, The Tennessee Bankers Association and the Chattanooga Young Life Committee

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ACBI Historical Balance Sheet

Atlantic Capital

	2007	2008	2009	2010	2011	2012	2013	2014	2015Q1
Total cash & balances due	15,637	37,769	9,968	83,746	158,484	197,841	200,098	48,627	68,830
Total securities AFS	19,026	71,839	90,244	91,241	125,361	127,751	145,743	133,437	136,783
Total fed funds & reverse repos	38,852	18	-	3,995	9,295	25,515	25,060	45,623	40,503
Loans HFS	-	-	-	-	-	64,353	-	-	581
Total Loans HFI	91,211	400,385	584,129	652,577	700,562	746,392	817,002	1,039,713	1,084,669
Total Reserves	1,459	5,605	10,528	11,929	9,731	10,736	10,815	11,421	11,800
Net loans held for investment	89,752	394,780	573,601	640,648	690,831	735,656	806,187	1,028,292	1,072,869
Premises & fixed assets	4,768	4,276	3,574	2,966	2,593	3,956	4,340	3,612	3,466
OREO	-	-	1,779	1,775	1,775	1,531	1,531	1,531	1,531
SBA servicing asset	-	-	-	-	-	32	36	782	848
Other assets	1,418	4,648	9,135	17,999	32,689	45,887	46,397	53,102	55,357
Total Assets	169,453	513,330	688,301	842,370	1,021,028	1,202,522	1,229,392	1,315,006	1,380,768
Total deposits	52,925	345,782	491,846	690,861	874,379	1,025,811	1,081,153	1,105,845	1,148,611
Total borrowed money	-	57,982	87,711	27,470	17,912	37,634	7,837	56,517	79,434
Other liabilities	3,555	3,600	3,471	5,524	8,164	10,993	9,167	11,817	8,564
Total liabilities	56,480	407,364	583,028	723,855	900,455	1,074,438	1,098,157	1,174,179	1,236,609
Common stock	12,533	12,533	13,261	13,261	13,261	13,384	13,438	13,497	13,608
APIC	110,705	112,252	119,315	119,950	120,523	121,383	122,233	122,838	124,137
Retained earnings	(10,351)	(18,399)	(27,860)	(15,822)	(14,130)	(8,199)	(3,056)	4,358	6,174
Accumulated Oth Comp Inc	87	(419)	558	1,127	937	1,550	(1,266)	609	1,416
Treasury stock	(1)	(1)	(1)	(1)	(18)	(34)	(114)	(475)	(1,176)
Total Equity	112,973	105,966	105,273	118,515	120,573	128,084	131,235	140,827	144,159
Total Liabilities and Equity	169,453	513,330	688,301	842,370	1,021,028	1,202,522	1,229,392	1,315,006	1,380,768
TCE / TA	66.7%	20.6%	15.3%	14.1%	11.8%	10.6%	10.7%	10.7%	10.4%
Tier 1 leverage capital ratio	67.7%	22.9%	14.9%	14.7%	13.1%	11.4%	11.9%	10.7%	10.6%
Tier 1 risk based capital ratio	85.6%	21.5%	15.3%	15.4%	14.0%	12.8%	12.8%	11.0%	10.1%
Total risk based capital ratio	86.7%	22.6%	16.6%	16.7%	15.2%	13.9%	13.8%	11.9%	11.0%

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22

ACBI Historical Income Statement

($ in thousands)

2007 2008 2009 2010 2011 2012 2013 2014 2015Q1

Interest income 4,728 15,169 23,292 28,213 29,682 30,933 32,537 36,542 9,912 Interest expense 612 4,997 5,768 5,992 4,991 4,196 3,615 3,449 880 Net interest income 4,116 10,172 17,524 22,221 24,691 26,737 28,922 33,093 9,032

Provision for loan losses 1,459 4,146 10,087 2,813 7,144 (1,322) 246 488 364 Non-interest income 521 210 477 1,365 2,237 2,861 3,875 5,283 1,182 Total realized gains — — — 214 560 27 167 59 -Non-interest expense 11,534 14,284 17,375 17,556 17,643 21,768 24,893 26,739 7,202 Income (loss) before income tax (8,356) (8,048) (9,461) 3,431 2,701 9,179 7,658 11,208 2,648 Income tax expense (benefit) — — — (8,607) 1,009 3,248 2,515 3,794 934 Net income (loss) (8,356) (8,048) (9,461) 12,038 1,692 5,931 5,143 7,414 1,714

Key ratios

ROAA -5.02% -1.88% -1.52% 1.57% 0.20% 0.58% 0.46% 0.60% 0.51% ROAE -8.89% 11.09% 1.40% 4.79% 3.96% 5.46% 4.83% NIM 4.85% 3.46% 2.83% 2.93% 2.99% 2.75% 2.75% 2.85% 2.86% Efficiency Ratio 248.74% 137.58% 96.52% 73.76% 64.18% 73.48% 75.90% 69.57% 69.66% Non-interest expense / average assets 6.92% 3.34% 2.79% 2.29% 2.06% 2.12% 2.23% 2.18% 2.14%

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Pro Forma Comparable Group Analysis – Southeast

Atlantic Capital

Financial data as of or for the twelve months ended March 31, 2015
Market data as of June 18, 2015
Selected Major Exchange Southeast Banks with Total Assets $2.0 Billion - $5.0 Billion; NPAs / Assets < 2.0%

			Market Information					Balance Sheet					LTM Profitability				Asset Quality	
				Price /														
Company	City, St.	Ticker	Market Cap. ($mm)	% of 52-wk high (%)	BV (%)	TBV (%)	2016E EPS (x)	Total Assets ($mm)	Loans / Deposits (%)	TCE / TA (%)	Tier 1 Lev. Ratio (%)	Total RBC Ratio (%)	ROAA (%)	ROAE (%)	NIM (%)	Eff. Ratio (%)	NPAs / Assets (1) (%)	LLR / Loans (%)
ServisFirst Bancshares Inc.	Birmingham, AL	SFBS	967	99.1	241	252	14.1	4,393	99.2	8.8	10.1	12.7	1.4	13.8	3.7	39.2	0.58	1.03
Yadkin Financial Corporation	Raleigh, NC	YDKN	647	97.6	120	174	12.1	4,267	90.8	9.1	9.6	12.3	0.8	6.3	4.4	60.7	0.97	0.28
BNC Bancorp	High Point, NC	BNCN	609	98.4	153	193	11.0	4,173	89.4	7.7	8.4	12.1	0.8	9.0	4.5	58.6	1.54	0.92
CenterState Banks	Davenport, FL	CSFL	611	99.5	132	164	14.2	3,889	78.3	9.8	10.2	15.8	0.6	5.0	4.4	70.1	1.16	0.85
City Holding Co.	Charleston, WV	CHCO	732	98.1	181	219	14.5	3,553	89.4	9.6	10.2	15.6	1.7	14.3	3.9	53.8	1.35	0.77
State Bank Finl Corp.	Atlanta, GA	STBZ	755	99.3	143	154	16.7	3,352	72.0	14.8	15.0	20.7	1.3	7.6	5.4	60.5	0.15	1.47
Seacoast Banking Corp. of FL	Stuart, FL	SBCF	504	96.1	156	174	16.8	3,232	71.1	9.0	10.0	15.6	0.3	3.3	3.4	76.7	1.58	0.95
Fidelity Southern Corp.	Atlanta, GA	LION	344	92.7	125	127	11.2	3,205	87.4	8.5	9.9	11.5	1.2	13.5	3.6	71.0	1.76	0.87
NewBridge Bancorp	Greensboro, NC	NBBC	332	92.6	132	150	12.4	2,735	96.1	8.2	9.1	12.0	0.6	6.2	3.7	66.5	0.35	1.12
First Community Bancshares Inc	Bluefield, VA	FCBC	341	98.5	98	142	12.8	2,586	83.9	9.7	10.2	16.7	1.0	7.4	4.0	63.8	1.41	1.21
Park Sterling Corporation	Charlotte, NC	PSTB	320	91.2	114	133	13.9	2,398	85.7	10.1	11.0	15.6	0.6	4.8	3.9	74.9	0.76	0.53
Stonegate Bank	Pompano Beach, FL	SGBK	373	95.5	143	180	13.7	2,256	91.0	9.4	10.6	12.3	0.9	7.4	3.8	57.9	0.67	0.97
High			967	99.5	241	252	16.8	4,393	99.2	14.8	15.0	20.7	1.7	14.3	5.4	76.7	1.76	1.47
Low			320	91.2	98	127	11.0	2,256	71.1	7.7	8.4	11.5	0.3	3.3	3.4	39.2	0.15	0.28
Mean			545	96.6	145	172	13.6	3,337	86.2	9.6	10.4	14.4	0.9	8.2	4.1	62.8	1.02	0.91
Median			556	97.9	137	169	13.8	3,292	88.4	9.2	10.1	14.1	0.9	7.4	3.9	62.2	1.07	0.93

(1) NPAs/Assets = (nonaccrual loans + TDR + OREO)/total assets
Source: SNL Financial

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Interest Rate Sensitivity

Interest Rate Scenario Asset Sensitivity

% Change

FSG FSG from Actual

Actual 0.0 % Total Loans $757.8 UP 100 bps 5.8 % Fixed 61% UP 200 11.7 % Variable 15% UP 300 17.3 % Adjustable 24% 100%

% Change

ACB ACB from Actual

Actual 0.0 % Total Loans $1,085.3 UP 100 bps 7.8 % Fixed 11% UP 200 17.0 % Variable 89% UP 300 27.4 % Adjustable 0% 100%

% Change

Combined Combined from Actual

Actual 0.0 % Total Loans $1,843.1 UP 100 bps 6.8 % Fixed 32% UP 200 14.4 % Variable 58% UP 300 22.5 % Adjustable 10% 100%

Note: $s in millions

Source: Based on First Security and Atlantic Capital income sensitivity  analysis as of March 31, 2015. An income sensitivity analysis is model driven, and based upon a number of material assumptions,  including interest rate levels, the shape of the yield curve, and customer preferences and behaviors in light of changing rates. The model also assumes no growth and no change in asset mix. Actual results are likely to differ, potentially materially.

In analyzing the income sensitivity analysis, you should review the Forward?Looking Statements disclaimer at the beginning of this presentation in its entirety.

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